Exhibit 11 – Statements Re: Computation of Per Share Earnings

FLORIDA COMMUNITY BANKS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

The following tabulation presents the calculation of basic and diluted earnings per common share for the three-month and six-month periods ended June 30, 2009 and 2008. Average shares outstanding have been retroactively adjusted on an equivalent share basis for the effects of the stock dividends and splits as discussed in the notes to the financial statements.

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
Basic Earnings Per Share:
Net income (loss)	$(3,664,703)	$(5,973,270)	$(10,930,705)	$(5,677,611)

Earnings on common shares	$(3,664,703)	$(5,973,270)	$(10,930,705)	$(5,677,611)

Weighted average common shares outstanding – basic	7,918,217	7,918,217	7,918,217	7,918,069

Basic earnings per common share	$(0.46)	$(0.75)	$(1.38)	$(0.72)

Diluted Earnings Per Share: Net income (loss)	$(3,664,703)	$(5,973,270)	$(10,930,705)	$(5,677,611)

Weighted average common Shares outstanding – diluted	7,918,217	7,989,320	7,918,217	8,010,619

Diluted earnings per common share	$(0.46)	$(0.75)	$(1.38)	$(0.71)